SANDERS MORRIS HARRIS LLC

EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Sanders Morris Harris LLC (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R Rule §240.15c3-3(k)(2)(ii) requiring all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) for the year ended December 31, 2015.

SANDERS MORRIS HARRIS LLC

I, Doug Colombo, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By:

FINOP

February 18, 2016